Exhibit 99.1

Baidu Announces Completion of CNY4.4 Billion Offering of CNY-denominated Senior Notes

BEIJING, September 15, 2025 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced the completion of its offering of CNY4.4 billion aggregate principal amount of 1.90% senior unsecured notes due 2029 (the “Notes”). The Notes were sold in offshore transactions outside the United States to certain non-U.S. persons (the “Notes Offering”) in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”).

The Company intends to use the net proceeds from the Notes Offering for general corporate purposes, including repayment of certain existing indebtedness, payment of interest and general corporate purposes.

The Notes have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to, or for the account or benefits of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The listing of and permission to deal in the Notes on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) is expected to become effective on September 16, 2025.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com